UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
000-55924
NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sysorex, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

13880 Dulles Corner Lane, Suite 120
Address of Principal Executive Office (Street and Number)

Herndon, VA 20171
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Sysorex, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “Form 10-Q”) by May 16, 2022, the original due date for such filing, without unreasonable effort or expense.  As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2022 (the “Form 8-K”), on May 17, 2022, the Company’s management determined that the following financial statements should be restated and should no longer be relied upon:

(i)	The Company’s consolidated financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 10-K, filed with the SEC on April 14, 2022 (the “2021 10-K”); and
(ii)	The Company’s unaudited condensed consolidated financial statements for the quarter ended September 30, 2021 included in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 16, 2021.

On May 17, 2022, the Company’s management determined that its prior conclusion that the “conversion feature” of the Company’s 12.5% senior secured convertible debentures (the “Debentures”) qualified for equity classification and, therefore, qualified for the application of the guidance in the Financial Accounting Standards Board’s (the “FASB”) Accounting Standards Update (ASU) 2020-06, was incorrect. Management has determined that the conversion feature was a liability classified derivative under the FASB’s Accounting Standards Codification (ASC) 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity from the inception requiring recognition at fair value for each reporting period.

The Company has determined that the reporting effects of the above error has a material impact to the statement of operations of the Company for the year ended December 31, 2021, as reported in the 2021 10-K, and the unaudited statement of operations for the quarter ended September 30, 2021. In addition, as of December 31, 2021 and September 30, 2021, there was a material impact to the balance sheet for the conversion feature derivative liability, and the accumulated deficit.

As a result, the 2021 Annual Financial Statements will be restated, and the Company will file an amendment to the 2021 10-K with the SEC. The amendment will also include restated quarterly financial information as of September 30, 2021 and for the three and nine months then ended. The error does not have an impact on the Company's consolidated financial statements for the quarters ended March 31, 2021 or June 30, 2021 or for any periods prior to the fiscal year ended December 31, 2021. It also does not affect the Company’s previously reported revenue, cash flows or cash positions in any period.

The Company will be unable to file the Form 10-Q until the amendment to the 2021 10-K has been filed with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laura Anthony, Esq.	561	514-0936
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒     NO  ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒     NO  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information set forth under Item III above is incorporated herein by reference. The Company will be unable to file the Form 10-Q or to provide a reasonable estimate of the results of operations for the three months ended March 31, 2022 until the amendment to the 2021 10-K has been filed with the SEC.

SYSOREX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2022	By:	/s/ Wayne Wasserberg
		Name:	Wayne Wasserberg
		Title:	Chief Executive Officer

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